Exhibit 99.1
QIAO XING UNIVERSAL TELEPHONE, INC.
ANNOUNCES SALE OF COMMON STOCK
Huizhou, Guangdong, China — January 18, 2006 — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that it has obtained a binding commitment from a strategic investor and value-added partner to purchase 2,000,000 shares of its common stock at a price of $6.50 per share, for gross proceeds of $13,000,000. In addition, the investor will receive 4-year warrants to purchase up to 400,000 shares of common stock at $8.125 per share. The shares and warrants are being offered under the Company’s effective shelf registration statement previously filed with the Securities and Exchange Commission. Worldwide Gateway Co., Ltd. acted as placement agent for the offering.
The proceeds of the financing will be used for general corporate and working capital purposes in order to better help the Company achieve its goals for 2006.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Copies of the prospectus and the prospectus supplement can be obtained from the Company at Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, People’s Republic of China 516023, telephone: 86-752-2820-268.
About Qiao Xing Universal Telephone, Inc.
Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, advanced mobile phones, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. This includes the world’s first model of dual mode and dual call waiting GSM/CDMA smartphone, the ‘CECT CoolPAD 728’. The Company has established co-operative relationships with leading telecom and software companies for their China strategy, including Microsoft and Palm, aiding success for its ‘High End Mobile Phone Strategy’. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com.

Forward-looking statements
This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking statements involve risks and uncertainties that include, but not limited to, those relating to economic, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this press release.
Company Contact:
Rick Xiao
IR Director
Qiao Xing Universal Telephone, Inc.
86-752-2820268
rickxiao@qiaoxing.com